Contact

www.linkedin.com/in/tim-koogle-9b42014 (LinkedIn)

Top Skills

Start-ups
Social Media
Product Management

Tim Koogle

Impact Investor, Board Member, Philanthropist, & Developer
Belvedere Tiburon, California, United States

Experience

https://holdthemagic.com/
Investor
March 2021 - Present (4 years 2 months)

Kasha Global, Inc.
Investor and Board Member
August 2022 - Present (2 years 9 months)

Numerous early stage technology companies
Board Member and Investor
2002 - Present (23 years)

Cadence Health
Investor, Board member, and Chairman
August 2017 - Present (7 years 9 months)
United States

True Botanicals
Investor and Board member
2016 - Present (9 years)
San Francisco, Ca.

Ripple Foods
8 years 10 months

Investor and Director
July 2016 - Present (8 years 10 months)

Investor & Board Member
July 2016 - Present (8 years 10 months)
Emeryville, California

OLLY PBC
11 years 2 months

Investor, Director, and Chairman

August 2014 - Present (10 years 9 months)
United States

Acquired by Unilever July, 2019

Chairman
March 2014 - Present (11 years 2 months)
San Francisco Bay Area

Acquired by Unilever, July 2019

Ecover
Director
2012 - Present (13 years)
Malle, Belgium

Serendipity Land Holdings, LLC
Founder and CEO
August 2004 - Present (20 years 9 months)

Currently building a lux, mixed-use resort complex, Susurros del Corazon, on our land with Auberge Resorts

https://lnkd.in/gh7cTR9m

The Koogle Foundation
Founder and Co-Managing Partner
2001 - Present (24 years)

Philanthropic organization focused on education of at-risk youth, and women & girls issues globally

Laxmi
Investor & Board Member
August 2015 - Present (9 years 9 months)
San Francisco, California

Room to Read
Co-Chairman
2011 - 2014 (3 years)

method products pbc
Chairman
2006 - 2014 (8 years)

Acquired by Skagen and, subsequently, SC Johnson

Yahoo!
CEO
1995 - 2001 (6 years)

Intermec Corp.
President/CEO
1990 - 1995 (5 years)

Motorola, Inc.
Sr. VP
May 1982 - May 1990 (8 years 1 month)
Schaumberg, Ill.

Numerous executive and operating roles

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